FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of November 2010

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



November 12, 2010


--------------------------------------------------------------------------------

RICOH COMPANY, LTD.

Consolidated Financial Statements
For the six months Ended September 30, 2010

This is an English translation of the Quarterly Securities Report (Shihanki Hokokusho) for the six months ended September 30, 2010 pursuant to the Japanese Financial Instrument and Exchange Law.

Ricoh Company, Ltd. and Consolidated Subsidiaries

CONSOLIDATED BALANCE SHEETS
September 30, 2010 and March 31, 2010

                                                                                        Millions of Yen
-------------------------------------------------------------------------------------------------------
ASSETS                                                             September 30, 2010    March 31, 2010
-------------------------------------------------------------------------------------------------------
Current assets:
   Cash and cash equivalents                                               274,059            242,165
   Time deposits                                                             1,641              1,723
   Trade receivables:
      Notes                                                                 42,362             45,277
      Accounts                                                             403,075            443,089
      Less- Allowance for doubtful receivables                             (16,014)           (16,896)
   Current maturities of long-term finance receivables, net                206,832            196,144
      Inventories:
      Finished goods                                                       103,212             95,436
      Work in process and raw materials                                     79,224             73,815
   Deferred income taxes and other                                          61,327             63,859
-------------------------------------------------------------------------------------------------------
         Total current assets                                            1,155,718          1,144,612
-------------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost:
   Land                                                                     44,524             44,998
   Buildings                                                               263,989            246,469
   Machinery and equipment                                                 697,832            656,962
   Construction in progress                                                  4,006             27,682
-------------------------------------------------------------------------------------------------------
         Total                                                           1,010,351            976,111
   Less- accumulated depreciation                                         (747,479)          (713,090)
-------------------------------------------------------------------------------------------------------
         Net property, plant and equipment                                 262,872            263,021
-------------------------------------------------------------------------------------------------------
Investments and other assets:
   Long-term finance receivables, net                                      447,324            445,896
   Investment securities                                                    45,282             49,049
   Investments in and advances to affiliates                                   718                819
   Goodwill                                                                223,678            246,637
   Other intangible assets                                                 132,627            147,886
   Lease deposits and other                                                 74,828             86,023
-------------------------------------------------------------------------------------------------------
         Total investments and other assets                                924,457            976,310
-------------------------------------------------------------------------------------------------------
Total assets                                                             2,343,047          2,383,943
-------------------------------------------------------------------------------------------------------

                                                                                        Millions of Yen
-------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                               September 30, 2010    March 31, 2010
-------------------------------------------------------------------------------------------------------
Current liabilities:
   Short-term borrowings                                                    61,294             75,701
   Current maturities of long-term indebtedness                             72,459             94,026
   Trade payables:
      Notes                                                                 12,680             12,211
      Accounts                                                             233,033            261,186
   Accrued income taxes                                                     12,106             15,263
   Accrued expenses and other                                              194,908            202,017
-------------------------------------------------------------------------------------------------------
         Total current liabilities                                         586,480            660,404
-------------------------------------------------------------------------------------------------------
Long-term liabilities:
   Long-term indebtedness                                                  597,848            514,718
   Accrued pension and severance costs                                     139,980            140,460
   Deferred income taxes and other                                          38,808             44,487
-------------------------------------------------------------------------------------------------------
         Total long-term liabilities                                       776,636            699,665
-------------------------------------------------------------------------------------------------------
Equity:
Ricoh Company, Ltd. shareholders' equity:
   Common stock                                                            135,364            135,364
   Additional paid-in capital                                              186,083            186,083
   Retained earnings                                                       820,831            820,701
   Accumulated other comprehensive loss                                   (177,630)          (132,051)
   Treasury stock at cost                                                  (36,762)           (36,756)
-------------------------------------------------------------------------------------------------------
         Total Ricoh Company, Ltd. shareholders' equity                    927,886            973,341
-------------------------------------------------------------------------------------------------------
Noncontrolling interests                                                    52,045             50,533
-------------------------------------------------------------------------------------------------------
Total equity                                                               979,931          1,023,874
-------------------------------------------------------------------------------------------------------
Total liabilities and equity                                             2,343,047          2,383,943
-------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries

CONSOLIDATED STATEMENT OF INCOME
For the Six Months Ended September 30, 2009 and 2010

                                                                                             Millions of Yen
------------------------------------------------------------------------------------------------------------
                                                                      Six months ended      Six months ended
                                                                    September 30, 2009    September 30, 2010
------------------------------------------------------------------------------------------------------------
Net Sales:
   Products                                                                464,196               467,109
   Post sales and rentals                                                  474,803               452,456
   Other revenue                                                            49,792                51,291
------------------------------------------------------------------------------------------------------------
         Total                                                             988,791               970,856
------------------------------------------------------------------------------------------------------------
Cost of sales:
   Products                                                                333,682               314,987
   Post sales and rentals                                                  218,281               212,667
   Other revenue                                                            38,626                40,284
------------------------------------------------------------------------------------------------------------
         Total                                                             590,589               567,938
------------------------------------------------------------------------------------------------------------
         Gross profit                                                      398,202               402,918
Selling, general and administrative expenses                               384,207               364,906
------------------------------------------------------------------------------------------------------------
         Operating income                                                   13,995                38,012
------------------------------------------------------------------------------------------------------------
Other (income) expenses:
   Interest and dividend income                                             (1,742)               (1,375)
   Interest expense                                                          4,071                 3,911
   Foreign currency exchange (gain) loss, net                                4,863                 7,430
   Other, net                                                                   37                   (19)
------------------------------------------------------------------------------------------------------------
         Total                                                               7,229                 9,947
------------------------------------------------------------------------------------------------------------
Income before income taxes and equity in earnings of affiliates              6,766                28,065
   Provision for income taxes:
   Current                                                                   9,500                12,773
   Deferred                                                                 (5,626)                  821
------------------------------------------------------------------------------------------------------------
         Total                                                               3,874                13,594
------------------------------------------------------------------------------------------------------------
Equity in earnings of affiliates                                                12                    (7)
Consolidated net income                                                      2,904                14,464
------------------------------------------------------------------------------------------------------------
Net income attributable to noncontrolling interests                          1,096                 1,952
------------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.                               1,808                12,512
------------------------------------------------------------------------------------------------------------

                                                                           Yen                  Yen
------------------------------------------------------------------------------------------------------------
Per share of common stock:
 Net income attributable to Ricoh Company, Ltd.
------------------------------------------------------------------------------------------------------------
   Basic                                                                      2.49                 17.24
   Diluted                                                                    2.41                 16.77
------------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                             15.00                 16.50
------------------------------------------------------------------------------------------------------------
Per American Depositary Share, each representing 5 shares
   of common stock:
 Net income attributable to Ricoh Company, Ltd.
------------------------------------------------------------------------------------------------------------
   Basic                                                                     12.45                 86.20
   Diluted                                                                   12.05                 83.85
------------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                             75.00                 82.50
------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

For the Three Months Ended September 30, 2009 and 2010

                                                                                             Millions of Yen
------------------------------------------------------------------------------------------------------------
                                                                   Three months ended     Three months ended
                                                                   September 30, 2009     September 30, 2010
------------------------------------------------------------------------------------------------------------
Net Sales:
   Products                                                                238,884               248,437
   Post sales and rentals                                                  233,425               213,513
   Other revenue                                                            25,093                25,952
------------------------------------------------------------------------------------------------------------
         Total                                                             497,402               487,902
------------------------------------------------------------------------------------------------------------
Cost of sales:
   Products                                                                174,631               167,730
   Post sales and rentals                                                  105,207               100,977
   Other revenue                                                            19,667                20,595
------------------------------------------------------------------------------------------------------------
         Total                                                             299,505               289,302
------------------------------------------------------------------------------------------------------------
         Gross profit                                                      197,897               198,600
Selling, general and administrative expenses                               189,978               182,435
------------------------------------------------------------------------------------------------------------
         Operating income                                                    7,919                16,165
------------------------------------------------------------------------------------------------------------
Other (income) expenses:
   Interest and dividend income                                             (1,159)                 (778)
   Interest expense                                                          1,968                 2,057
   Foreign currency exchange (gain) loss, net                                3,919                 2,154
   Other, net                                                                 (160)                  159
------------------------------------------------------------------------------------------------------------
         Total                                                               4,568                 3,592
------------------------------------------------------------------------------------------------------------
Income before income taxes and equity in earnings of affiliates              3,351                12,573
   Provision for income taxes:
   Current                                                                   3,488                 3,747
   Deferred                                                                 (1,493)                2,551
------------------------------------------------------------------------------------------------------------
         Total                                                               1,995                 6,298
------------------------------------------------------------------------------------------------------------
Equity in earnings of affiliates                                                 8                     0
Consolidated net income                                                      1,364                 6,275
------------------------------------------------------------------------------------------------------------
Net income attributable to noncontrolling interest                             459                 1,096
------------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.                                 905                 5,179
------------------------------------------------------------------------------------------------------------

                                                                           Yen                    Yen
------------------------------------------------------------------------------------------------------------
Per share of common stock:
 Net income attributable to Ricoh Company, Ltd.
------------------------------------------------------------------------------------------------------------
   Basic                                                                      1.25                  7.13
   Diluted                                                                    1.21                  6.94
------------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                                --                    --
------------------------------------------------------------------------------------------------------------
Per American Depositary Share, each representing 5 shares
   of common stock:
 Net income attributable to Ricoh Company, Ltd.
------------------------------------------------------------------------------------------------------------
   Basic                                                                       6.25                  35.65
   Diluted                                                                     6.05                  34.70
------------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                                --                    --
------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS
For the Six Months Ended September 30, 2009 and 2010

                                                                                             Millions of Yen
------------------------------------------------------------------------------------------------------------
                                                                      Six months ended      Six months ended
                                                                    September 30, 2009    September 30, 2010
------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Consolidated net income                                                   2,904                14,464
   Adjustments to reconcile consolidated net income to net cash provided by operating activities
      Depreciation and amortization                                         48,821                46,718
      Equity in earnings of affiliates, net of dividends received              (12)                    7
      Deferred income taxes                                                 (5,626)                  821
      Losses on disposals and sales of property, plant and
         equipment                                                             341                   661
      Pension and severance costs, less payment                             (1,274)                  978
      Changes in assets and liabilities, net of effects from
         acquisition-
         Decrease in trade receivables                                      41,056                21,391
         (Increase) Decrease in inventories                                 10,769               (24,231)
         Decrease in finance receivables                                    11,827                 4,263
         Decrease in trade payables                                        (37,705)              (20,612)
         (Decrease) Increase in accrued income taxes and
             accrued expenses and other                                     (2,258)               13,044
      Other, net                                                            14,379                10,004
------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                          83,222                67,508
------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sales of property, plant and equipment                        752                   429
   Expenditures for property, plant and equipment, including
      interest capitalized                                                 (38,461)              (39,541)
   Payments for purchases of available-for-sale securities                    (684)                  (85)
   Proceeds from sales of available-for-sale securities                        910                     5
   Increase in time deposits, net                                             (292)                  (57)
   Purchase of business, net of cash acquired                               (4,760)                   --
   Other, net                                                              (10,945)              (10,393)
------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                             (53,480)              (49,642)
------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term indebtedness                                     32,449                28,615
   Repayment of long-term indebtedness                                     (38,739)              (61,958)
   Decrease in short-term borrowings, net                                  (79,124)              (10,783)
   Proceeds from issuance of long-term debt securities                      35,000                79,741
   Dividends paid                                                          (10,885)              (11,972)
   Payment for purchase of treasury stock                                      (82)                  (72)
   Other, net                                                                 (247)                 (264)
------------------------------------------------------------------------------------------------------------
         Net cash provided by (used in) financing activities               (61,628)               23,307
------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                (2,385)               (9,279)
------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       (34,271)               31,894
------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                             258,484               242,165
------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                 224,213               274,059
------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

According to the article 93 of the "Regulations Regarding Terms, Forms and Preparation of Interim Consolidated Financial Statements" (Cabinet office Ordinance No.64, 2007), the accompanying consolidated financial statements of Ricoh (Ricoh Company, Ltd. and its consolidated subsidiaries) have been prepared in conformity with U.S. generally accepted accounting principles. Significant accounting and reporting policies are summarized below:

The accompanying consolidated financial statements for the six months ended September 30, 2010 are presented in Japanese yen, the functional currency of the Company and its domestic subsidiaries.

The books of the Company and its domestic subsidiaries are maintained in conformity with Japanese accounting principles and practices, while foreign subsidiaries maintain their books in conformity with the standards of their country of domicile.

The accompanying consolidated financial statements reflect necessary adjustments, not recorded in the books, to present them in conformity with U.S. generally accepted accounting principles.

(A)  PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The accounts of variable interest entity are included in the consolidated financial statements, if applicable. Investments in entities in which Ricoh has the ability to exercise significant influence over the entities' operating and financial policies (generally 20% to 50% ownership) are accounted for on an equity basis. All significant inter-company balances and transactions have been eliminated in consolidation.

The accounts of certain consolidated subsidiaries have been included on the basis of fiscal periods ended within three months prior to September 30.

(B)  REVENUE RECOGNITION

Ricoh generates revenue principally through the sale of equipment, supplies and related services under separate contractual arrangements for each. Ricoh recognizes revenue when (1) it has a firm contract, (2) the product has been shipped to and accepted by the customer or the service has been provided, (3) the sales price is fixed or determinable and (4) amounts are reasonably assured of collection.

Products sales are recognized at the time of delivery and installation at the customer location. Equipment revenues are based on established prices by product type and model and are net of discounts. A sales return is accepted only when the equipment is defective and does not meet Ricoh's product performance specifications. Other than installation, there are no customer acceptance clauses in the sales contract.

Post sales and rentals result primarily from maintenance contracts that are normally entered into at the time the equipment is sold. Standard service fee prices are established depending on equipment classification and include a cost value for the estimated services to be performed based on historical experience plus a profit margin thereon. As a matter of policy, Ricoh does not discount such prices. On a monthly basis, maintenance service revenues are earned and recognized by Ricoh and billed to the customer in accordance with the contract and include a fixed monthly fee plus a variable amount based on usage. The length of the contract ranges up to five-years, however, most contracts are cancelable at any time by the customer upon a short notice period. Leases not qualifying as sales-type leases or direct financing leases are accounted for as operating leases and related revenue is recognized over the lease term.

Ricoh enters into arrangements with multiple elements, which may include any combination of products, equipment, installation and maintenance. Ricoh allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting, the delivered item in a multiple element arrangement should be considered a separate unit of accounting if all of the following criteria are met: (1) a delivered item has value to customers on a stand-alone basis, (2) there is objective and reliable evidence of fair value of an undelivered item, and (3) the delivery of the undelivered item must be probable and controlled by Ricoh if the arrangement includes the right of return. The price charged when the element is sold separately generally determines fair value. Otherwise, revenue is deferred until the undelivered elements are fulfilled as a single unit of accounting.

Revenue from the sale of equipment under sales-type leases is recognized as product sales at the inception of the lease. Other revenue consists primarily of interest income on sales-type leases and direct-financing leases, which are recognized as other revenue over the life of each respective lease using the interest method.

(C)  FOREIGN CURRENCY TRANSLATION

For foreign operations with functional currencies other than the Japanese yen, assets and liabilities are translated at the exchange rates in effect at each fiscal year-end, and income and expenses are translated at the average rates of exchange prevailing during each fiscal year. The resulting translation adjustments are included as a part of accumulated other comprehensive income
(loss) in equity.

All foreign currency transaction gains and losses are included in other income and expenses in the period incurred.

(D)  CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments with maturities of three months or less at the date of purchase such as time deposits and short-term investment securities which are available-for-sale at any time, present insignificant risk of changes in value due to being readily convertible into cash and have an original maturity of three months or less, such as money management funds and free financial funds.

(E)  DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

As discussed further in Note 8, Ricoh manages its exposure to certain market risks, primarily foreign currency and interest rate risks, through the use of derivative instruments. As a matter of policy, Ricoh does not enter into derivative contracts for trading or speculative purposes.

Ricoh recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. When Ricoh enters into a derivative contract, it makes a determination as to whether or not for accounting purposes the derivative is part of a hedging relationship. In general, a derivative may be designated as either (1) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"), (2) a hedge of the variability of the expected cash flows associated with an existing asset or liability or a forecasted transaction ("cash flow hedge"), or (3) a foreign currency fair value or cash flow hedge ("foreign currency hedge"). Ricoh formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the consolidated balance sheets or to specific firm commitments or forecasted transactions.

For derivative contracts that are designated and qualify as fair value hedges including foreign currency fair value hedges, the derivative instrument is marked-to-market with gains and losses recognized in current period earnings to offset the respective losses and gains recognized on the change in fair value of the hedged item. For derivative contracts that are designated and qualify as cash flow hedges including foreign currency cash flow hedges, the effective portion of gains and losses on these contracts is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period the hedged item or transaction affects earnings. Any hedge ineffectiveness on cash flow hedges is immediately recognized in earnings. For all derivative instruments that are not designated as part of a hedging relationship and for designated derivative instruments that do not qualify for hedge accounting, the contracts are recorded at fair value with the gain or loss recognized in current period earnings.

(F)  ALLOWANCE FOR DOUBTFUL TRADE RECEIVABLES AND FINANCE RECEIVABLES

Ricoh records allowances for doubtful receivables that are based upon historical experience and specific customer collection issues. The estimated amount of probable credit losses in its existing receivables is determined from write-off history adjusted to reflect current economic conditions and specific allowances for receivables including nonperforming leases, impaired loans or other accounts for which Ricoh has concluded it will be unable to collect all amounts due according to original terms of the lease or loan agreement. Account balances net of expected recovery from available collateral are charged-off against the allowances when collection is considered remote.

(G)  SECURITIES

Ricoh's investments in debt and marketable equity securities are classified as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, reported in accumulated other comprehensive income (loss).

Individual securities classified as available-for-sale securities are reduced to fair market value by a charge to income for other than temporary declines in value. Factors considered in assessing whether an indication of other than temporary impairment exists with respect to available-for-sale securities include: financial condition and near term prospects of issuer and intent and ability of Ricoh to retain its investments for a period of time sufficient to allow for any anticipated recovery in market value.

The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

Investments in affiliated companies over which Ricoh has the ability to exercise significant influence, but does not hold a controlling financial interest, are accounted for by the equity method.

Non-marketable equity securities owned by Ricoh primarily relate to less than 20% owned companies and funds are stated at cost unless indication of impairment exist, which require the investment to be written down to its estimated fair value.

(H)  INVENTORIES

Inventories are mainly stated at the lower of average cost or net realizable values. Inventory costs include raw materials, labor and manufacturing overheads.

(I)  PROPERTY, PLANT AND EQUIPMENT

For the Company and its domestic subsidiaries, depreciation of property, plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation. The depreciation period generally ranges from 5 years to 50 years for buildings and 2 years to 12 years for machinery and equipment.

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts, and any differences are included in earnings.

(J)  CAPITALIZED SOFTWARE COSTS

Ricoh capitalizes certain internal and external costs incurred to acquire or create internal use software during the application development stage as well as upgrades and enhancements that result in additional functionality. The capitalized software is amortized on a straight line basis generally from 3 years to 5 years.

(K)  GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill is not amortized and is required to be tested at least annually for impairment. Acquired intangible assets with a definite useful life are amortized over their respective estimated useful lives and reviewed for impairment when an indication of impairment is identified. Other intangible assets with definite useful lives, consisting primarily of software, customer relationships and trademarks are amortized on a straight line basis over 1 year to 20 years. Any acquired intangible assets determined to have an indefinite useful life are not amortized, but instead are tested annually for impairment based on its fair value until its life would be determined to no longer be indefinite. In performing the test, Ricoh utilizes the two-step approach prescribed. The first step requires a comparison of the carrying amount of the reporting units to the fair value of these units. If the carrying amount of a reporting unit exceeds its fair value, Ricoh will perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any.

(L)  PENSION AND RETIREMENT ALLOWANCES PLANS

Ricoh recognizes the overfunded or underfunded status of the defined benefit plans as an asset or liability in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The expected long-term rate of return on plan assets used for pension accounting is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits.

(M)  INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

On April 1, 2007, Ricoh adopted the guidance on accounting for uncertainty in income taxes which requires a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. Ricoh recognizes interest and penalties related to unrecognized tax benefits in provision for income taxes in the consolidated statements of income.

(N)  RESEARCH AND DEVELOPMENT EXPENSES AND ADVERTISING COSTS

Research and development expenses and advertising costs are expensed as incurred.

(O)  SHIPPING AND HANDLING COSTS

Shipping and handling costs, which mainly include transportation to customers, are included in selling, general and administrative expenses in the consolidated statements of income.

(P)  IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

Long-lived assets and acquired intangible assets with a definite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or asset group to the expected future undiscounted net cash flows of the asset or asset group. If an asset or asset group is considered to be impaired, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or asset group exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

(Q)  NET INCOME ATTRIBUTABLE TO RICOH COMPANY, LTD. PER SHARE

Basic net income attributable to Ricoh Company, Ltd. per share of common stock is calculated by dividing net income attributable to Ricoh Company, Ltd. by the weighted-average number of shares of common stock outstanding during the period. The calculation of diluted net income attributable to Ricoh Company, Ltd. per share of common stock is similar to the calculation of basic net income attributable to Ricoh Company, Ltd. per share, except that the weighted-average number of shares outstanding includes the additional dilution from potential common stock equivalents such as convertible bonds.

(R)  NON-CASH INVESTING AND FINANCING TRANSACTIONS

Non-cash investing and financing transactions are as follows:

                                                                        Millions of Yen
---------------------------------------------------------------------------------------
                                                                       Six months ended
---------------------------------------------------------------------------------------
                                                                 2009              2010
                                                         September 30      September 30
---------------------------------------------------------------------------------------
Debt assumed in connection with business acquisition      Yen 3,941               --
Debt assumed with adoption of new accounting
   standards regarding consolidation of VIE                      --       Yen 20,229
---------------------------------------------------------------------------------------

(S)  USE OF ESTIMATES

Management of Ricoh has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

Ricoh has identified seven areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are determination of the allowance for doubtful receivables, impairment of securities, impairment of long-lived assets including goodwill, uncertain tax positions, realizability of deferred tax assets, the valuation of assets and liabilities in business combinations and pension accounting.

(T)  RECENTLY ADOPTED NEW ACCOUNTING STANDARDS

In December 2009, the FASB issued Accounting Standard Update ("ASU") 2009-16. This ASU eliminates the concept of a qualifying special-purpose entity, establishes conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the financial-asset derecognition criteria, revises how interests retained by the transferor in a sale of financial assets initially are measured, removes the guaranteed mortgage securitization recharacterization provisions and requires additional disclosures. It is effective for fiscal years beginning after November 15, 2009 and for subsequent interim and annual reporting periods, and was adopted by Ricoh in the first quarter beginning April 1, 2010.

In December 2009, the FASB issued ASU 2009-17. This ASU requires an enterprise to perform an analysis to identify the primary beneficiary of a variable interest entity and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. It is effective for fiscal years beginning after November 15, 2009 and for subsequent interim and annual reporting periods and earlier application is prohibited. It was adopted by Ricoh in the first quarter beginning April 1, 2010.

Regarding an effect on Ricoh's consolidated financial position or results of operations by adoption of ASU 2009-16 and ASU 2009-17, refer to Note 12-variable interest entity.

(U)  NEW ACCOUNTING STANDARDS NOT YET ADOPTED

In October 2009, the FASB issued ASU 2009-13. This ASU eliminates the residual method of revenue recognition and allows the use of management's best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence (VSOE) or third-party evidence (TPE) is unavailable. This ASU is effective for fiscal years beginning on or after June 15, 2010 and early adoption is permitted. If Ricoh does not elect early adoption, this ASU will be adopted by Ricoh in the first quarter beginning April 1, 2011. Ricoh is currently evaluating the effect that adoption of this ASU will have on its consolidated results of operations and financial condition.

In October 2009, the FASB issued ASU 2009-14. This ASU amends the scope of pre-existing software revenue guidance by removing from the guidance non-software components of tangible products and certain software components of tangible products. It is effective for fiscal years beginning on or after June 15, 2010 and early adoption is permitted. If Ricoh does not elect early adoption, this ASU will be adopted by Ricoh in the first quarter beginning April 1, 2011. Ricoh is currently evaluating the effect that adoption of this ASU will have on its consolidated results of operations and financial condition.

In July 2010, the FASB issued ASU 2010-20. This ASU enhances disclosures about the credit quality of financing receivables and the allowance for credit losses, by requiring an entity to provide disaggregated and class information, credit quality indicators, past due information, and information about modifications of its financing receivables, and other information. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on and after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. This adoption of ASU 2010-20 amends disclosures and will not have any effect on Ricoh's consolidated financial position and results of operations.

2.   SECURITIES

Investment securities as of September 30, 2010 and March 31, 2010 consist of the following:

                                                                            Millions of Yen
-------------------------------------------------------------------------------------------
                                                        September 30, 2010   March 31, 2010
-------------------------------------------------------------------------------------------
Investment securities:
   Available-for-sale securities                               42,890           46,624
   Non-marketable equity securities                             2,392            2,425
-------------------------------------------------------------------------------------------
                                                               45,282           49,049
-------------------------------------------------------------------------------------------

The noncurrent security types of available-for-sale securities, and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of September 30, 2010 and March 31, 2010 are as follows:

                                                                                                     Millions of Yen
--------------------------------------------------------------------------------------------------------------------
                                    September 30, 2010                                March 31, 2010
--------------------------------------------------------------------------------------------------------------------
                                   Gross        Gross                              Gross        Gross
                                unrealized   unrealized                         unrealized   unrealized
                                  holding      holding                            holding      holding
                        Cost       gains       losses     Fair value    Cost       gains       losses     Fair value
--------------------------------------------------------------------------------------------------------------------
Noncurrent:
   Equity securities   40,969      3,734        3,564       41,140     40,552      5,300       1,093        44,759
   Corporate debt
    securities          1,598        152           --        1,750      1,778         87          --         1,865
--------------------------------------------------------------------------------------------------------------------
                       42,567      3,886        3,564       42,890     42,330      5,387       1,093        46,624
--------------------------------------------------------------------------------------------------------------------

Gross unrealized holding losses and the fair value of available-for-sale securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at September 30, 2010 and March 31, 2010 are as follows:

                                                                                     Millions of Yen
----------------------------------------------------------------------------------------------------
                                                      September 30, 2010
----------------------------------------------------------------------------------------------------
                           Less than 12 months       12 months or longer              Total
----------------------------------------------------------------------------------------------------
                                         Gross                     Gross                     Gross
                                      unrealized                unrealized                unrealized
                                        holding                   holding                   holding
                         Fair value     losses     Fair value     losses     Fair value     losses
----------------------------------------------------------------------------------------------------
Noncurrent:
   Available-for-sale:
   Equity securities       25,873        3,213         959          351        26,832        3,564
----------------------------------------------------------------------------------------------------

                                                                                     Millions of Yen
----------------------------------------------------------------------------------------------------
                                                       March 31, 2010
----------------------------------------------------------------------------------------------------
                           Less than 12 months       12 months or longer              Total
----------------------------------------------------------------------------------------------------
                                         Gross                     Gross                     Gross
                                      unrealized                unrealized                unrealized
                                        holding                   holding                   holding
                         Fair value     losses     Fair value     losses     Fair value     losses
----------------------------------------------------------------------------------------------------
Noncurrent:
   Available-for-sale:
   Equity securities       26,871         836          985          257        27,856        1,093
----------------------------------------------------------------------------------------------------

Gross unrealized holding losses of available-for-sale securities as of September 30, 2010 and March 31, 2010 consist of 44 and 37 kinds of securities. Ricoh judged the decline in fair value of investment securities at period end to be temporary, with considering such factors as financial and operating conditions of issuer, the industry in which the issuer operates and other relevant factors.

The contractual maturities of debt securities classified as available-for-sale as of September 30, 2010 are as follows:

                                           Millions of Yen
----------------------------------------------------------
                                         Cost   Fair value
----------------------------------------------------------
Due after one year through five years     414        426
Over five years                         1,184      1,324
----------------------------------------------------------
                                        1,598      1,750
----------------------------------------------------------

Proceeds from the sales of available-for-sale securities were Yen 910 million and Yen 5 million for the six months ended September 30, 2009 and 2010, respectively.

There were no significant realized gains or losses on sales of available-for-sale securities for the six months ended September 30, 2009 and 2010.

There were no significant realized gains or losses on valuation of available-for-sale securities for the six months ended September 30, 2009 and 2010.

3.   INCOME TAXES

The estimated annual effective tax rate for fiscal year ending March 31, 2011 was approximately 48 percent as of September 30, 2010. The estimated rate differed from the approximately 41 percent statutory tax rate due primarily to the net increase in valuation allowance for deferred tax assets.

4.   PENSION AND RETIREMENT ALLOWANCE PLANS

The net periodic benefit costs of the pension plans consist of the following components:

                                                           Millions of Yen
--------------------------------------------------------------------------
                                   Six months ended     Three months ended
                                  September 30, 2010    September 30, 2010
--------------------------------------------------------------------------
Service cost                             6,343                 3,159
Interest cost                            7,396                 3,632
Expected return on plan assets          (4,293)               (2,087)
Net amortization                         1,530                   755
--------------------------------------------------------------------------
Total net periodic pension cost         10,976                 5,459
--------------------------------------------------------------------------

5.   EQUITY

The change in Ricoh shareholders' equity, noncontrolling interests and total equity for the six months ended September 30, 2009 and 2010 is as follow:

Ricoh adopted ASU 2009-17 on April 1, 2010. The adoption of this ASU resulted in adjustments to change in Ricoh shareholders' equity, noncontrolling interests and total equity as of April 1, 2010.

                                                                                                                 Millions of Yen
--------------------------------------------------------------------------------------------------------------------------------
                                                 Six months ended                                Six months ended
                                                September 30, 2009                              September 30, 2010
--------------------------------------------------------------------------------------------------------------------------------
                                       Ricoh                                           Ricoh
                                   Shareholders'   Noncontrolling                  Shareholders'   Noncontrolling
                                       Equity        Interests      Total Equity       Equity        Interests      Total Equity
--------------------------------------------------------------------------------------------------------------------------------
Equity, Beginning of Period           975,373          48,977        1,024,350        973,341          50,533        1,023,874
--------------------------------------------------------------------------------------------------------------------------------
   Cumulative effect of a change
      in accounting principle -
      adoption of accounting
      guidance for a variable
      interest entity, net of tax          --              --               --           (410)           (392)            (802)
--------------------------------------------------------------------------------------------------------------------------------
Equity, Beginning of Period as
adjusted                              975,373          48,977        1,024,350        972,931          50,141        1,023,072
--------------------------------------------------------------------------------------------------------------------------------
   Net income                           1,808           1,096            2,904         12,512           1,952           14,464
   Unrealized gains (losses) on
      securities                        3,651              32            3,683         (2,376)             (8)          (2,384)
   Pension liability adjustments        1,086               5            1,091            458               0              458
   Unrealized losses on
      derivatives                        (413)              3             (410)          (446)            (30)            (476)
   Foreign currency translation
      adjustments                     (14,928)            (43)         (14,971)       (43,215)            331          (42,884)
--------------------------------------------------------------------------------------------------------------------------------
Comprehensive income(loss)             (8,796)          1,093           (7,703)       (33,067)          2,245          (30,822)
--------------------------------------------------------------------------------------------------------------------------------
Cash dividends on Common stock        (10,885)             --          (10,885)       (11,972)             --          (11,972)
Distributions to Noncontrolling
   interests                               --            (282)            (282)            --            (341)            (341)
Payment to acquire Treasury stock         (28)             --              (28)            (6)             --               (6)
Other                                     (20)              6              (14)            --              --               --
--------------------------------------------------------------------------------------------------------------------------------
Equity, End of Period                 955,644          49,794        1,005,438        927,886          52,045          979,931
--------------------------------------------------------------------------------------------------------------------------------

Comprehensive incomes were Yen 21,034 million (losses) and Yen 3,082 million (gains) for the three months ended September 30, 2009 and 2010, respectively. Comprehensive incomes attributable to Ricoh Company, Ltd. were Yen 21,399 million (losses) and Yen 2,005 million (gains), and comprehensive incomes attributable to noncontrolling interests were Yen 365 million (gains) and Yen 1,077 million (gains) for the three months ended September 30, 2009 and 2010, respectively.

6.   DIVIDENDS

Cash dividends paid during the first quarter ended June 30, 2010 is as follows:

Resolved at the General meetings of Shareholders on June 25, 2010
---------------------------------------------------------------
Total amount of dividends (million of yen)               11,972
Dividend per share of common stock (yen)                  16.50
Record date                                      March 31, 2010
Effective date                                    June 28, 2010
Resource for dividend                         Retained earnings
---------------------------------------------------------------

Cash dividends to be paid for the six months ended September 30, 2010, of which effective date is after September 30, 2010.

Resolved at the Board meeting on October 28, 2010
----------------------------------------------------------------
Total amount of dividends (millions of yen)               11,971
Dividend per share of common stock (yen)                   16.50
Record date                                   September 30, 2010
Effective date                                  December 1, 2010
Resource for dividend                          Retained earnings
----------------------------------------------------------------

7.   PER SHARE DATA

Ricoh shareholders' equity per share was Yen 1,278.84 and Yen 1,341.45 as of September 30, 2010 and March 31, 2010, respectively. Dividends per share shown in the consolidated statement of income are computed based on dividends paid for the first quarter ended September 30, 2010 and the year ended March 31, 2010.

A reconciliation of the numerator and the denominators of the basic and diluted per share computations for net income attributable to Ricoh Company, Ltd. are as follows:

                                                                             Thousands of shares
------------------------------------------------------------------------------------------------
                                                           Six months ended     Six months ended
                                                         September 30, 2009   September 30, 2010
------------------------------------------------------------------------------------------------
Weighted average number of shares of common stock
   outstanding                                                 725,661             725,578
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds
   - Due December 2011                                          19,741              19,741
------------------------------------------------------------------------------------------------
Diluted shares of common stock outstanding                     745,402             745,319
------------------------------------------------------------------------------------------------

                                                                                 Millions of Yen
------------------------------------------------------------------------------------------------
                                                           Six months ended     Six months ended
                                                         September 30, 2009   September 30, 2010
------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.                 1,808                12,512
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds
   - Due December 2011                                           (13)                  (13)
------------------------------------------------------------------------------------------------
Diluted net income attributable to Ricoh Company, Ltd.         1,795                12,499
------------------------------------------------------------------------------------------------

                                                                                             Yen
------------------------------------------------------------------------------------------------
                                                          Six months ended     Six months ended
                                                         September 30, 2009   September 30, 2010
------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.
   per share:
   Basic:
    Basic: Net income attributable to Ricoh Company,
       Ltd.                                                      2.49                 17.24
   Diluted:
    Diluted: Net income attributable to Ricoh Company,
       Ltd.                                                      2.41                 16.77
------------------------------------------------------------------------------------------------

                                                                             Thousands of shares
------------------------------------------------------------------------------------------------
                                                         Three months ended   Three months ended
                                                         September 30, 2009   September 30, 2010
------------------------------------------------------------------------------------------------
Weighted average number of shares of common stock             725,652              725,576
   outstanding
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds
   - Due December 2011                                         19,741               19,741
------------------------------------------------------------------------------------------------
Diluted shares of common stock outstanding                    745,393              745,317
------------------------------------------------------------------------------------------------

                                                                                 Millions of Yen
------------------------------------------------------------------------------------------------
                                                         Three months ended   Three months ended
                                                         September 30, 2009   September 30, 2010
------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.                  905                  5,179
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds
   - Due December 2011                                           (6)                    (6)
------------------------------------------------------------------------------------------------
Diluted net income attributable to Ricoh Company, Ltd.          899                  5,173
------------------------------------------------------------------------------------------------

                                                                                             Yen
------------------------------------------------------------------------------------------------
                                                         Three months ended   Three months ended
                                                         September 30, 2009   September 30, 2010
------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd. per
   share:
   Basic:
    Basic: Net income attributable to Ricoh Company,
       Ltd.                                                      1.25                 7.13
   Diluted:
    Diluted: Net income attributable to Ricoh Company,
       Ltd.                                                      1.21                 6.94
------------------------------------------------------------------------------------------------

8.    DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management Policy

Ricoh enters into various derivative financial instrument contracts in the normal course of business in connection with the management of its assets and liabilities.

Ricoh uses derivative instruments to reduce risk and protect market value of assets and liabilities in conformity with the Ricoh's policy. Ricoh does not use derivative financial instruments for trading or speculative purposes, nor is it a party to leveraged derivatives.

All derivative instruments are exposed to credit risk arising from the inability of counterparties to meet the terms of the derivative contracts. However, Ricoh does not expect any counterparties to fail to meet their obligations because these counterparties are financial institutions with satisfactory credit ratings. Ricoh utilizes a number of counterparties to minimize the concentration of credit risk.

Foreign Exchange Risk Management

Ricoh conducts business on a global basis and holds assets and liabilities denominated in foreign currencies. Ricoh enters into foreign exchange contracts and foreign currency options to hedge against the potentially adverse impacts of foreign currency fluctuations on these assets and liabilities denominated in foreign currencies.

Interest Rate Risk Management

Ricoh enters into interest rate swap agreements to hedge against the potential adverse impacts of changes in fair value or cash flow fluctuations on interest of its outstanding debt.

Fair Value Hedges

Changes in the fair value of derivative instruments and the related hedged items designated and qualifying as fair value hedges are included in other (income) expenses in the consolidated statements of income. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the Six months ended September 30, 2010 mainly because the critical terms of the interest rate swap match the terms of the hedged debt obligations.

Cash Flow Hedges

Changes in the fair value of derivative instruments designated and qualifying as cash flow hedges are included in accumulated other comprehensive income (loss) on the consolidated balance sheets. These amounts are reclassified into earnings as interest on the hedged loans is paid. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the Six months ended September 30, 2010 as the critical terms of the interest rate swap match the terms of the hedged debt obligations. Ricoh expects that it will reclassify into earnings through other (income) expenses during the next 12 months approximately Yen 41 million of the balance of accumulated other comprehensive income as of September 30, 2010.

Undesignated Derivative Instruments

Derivative instruments not designated as hedging instruments are held mainly to reduce the risk relating to the variability in exchange rates on assets and liabilities denominated in foreign currencies. Changes in the fair value of these instruments are included in other (income) expenses in the consolidated statement of income.

Contract amounts of derivative instruments at March 31, 2010 and September 30, 2010 are shown in the following tables:

                                                     Millions of Yen
--------------------------------------------------------------------
                                 September 30, 2010   March 31, 2010
--------------------------------------------------------------------
Interest rate swap agreements         277,857             297,501
Foreign currency contracts            166,234             138,283
Foreign currency options               23,093              29,143
--------------------------------------------------------------------

The location and fair value amounts of derivatives in consolidated balance sheet are shown in the following tables:

Derivatives designated as hedging instruments

----------------------------------------------------------------------------------------------------------------------------
                                           Current                                             Long-term
----------------------------------------------------------------------------------------------------------------------------
                                         Fair value                                           Fair value
----------------------------------------------------------------------------------------------------------------------------
                        Balance sheet                                        Balance sheet
                          Location                      Millions of Yen        Location                      Millions of Yen
----------------------------------------------------------------------------------------------------------------------------
Asset                                     September 30,     March 31,                          September 30,     March 31,
   Derivatives                                2010            2010                                 2010            2010
----------------------------------------------------------------------------------------------------------------------------
Interest rate swap   Deferred income                                      Lease deposits and
   agreements        taxes and other         Yen 13          Yen  40      other                    Yen --           Yen 12
----------------------------------------------------------------------------------------------------------------------------
Liability                                 September 30,     March 31,                          September 30,     March 31,
   Derivatives                                2010            2010                                 2010            2010
----------------------------------------------------------------------------------------------------------------------------
Interest rate swap   Accrued expenses                                     Deferred income
   agreements        and other               Yen 71           Yen 10   taxes and other          Yen 3,525        Yen 2,564
----------------------------------------------------------------------------------------------------------------------------

Derivatives not designated as hedging instruments

----------------------------------------------------------------------------------------------------------------------------
                                           Current                                             Long-term
----------------------------------------------------------------------------------------------------------------------------
                                         Fair value                                           Fair value
----------------------------------------------------------------------------------------------------------------------------
                        Balance sheet                                        Balance sheet
                          Location                      Millions of Yen        Location                      Millions of Yen
----------------------------------------------------------------------------------------------------------------------------
Asset                                     September 30,     March 31,                          September 30,     March 31,
   Derivatives                                2010            2010                                 2010            2010
----------------------------------------------------------------------------------------------------------------------------
Interest rate swap
   agreements                                  Yen --        Yen --                                Yen --          Yen --
Foreign currency     Deferred income                                    Lease deposits
   contracts         taxes and other            1,919             356     and other                    --              --
Foreign currency
options                                           292             128                                  --              --
----------------------------------------------------------------------------------------------------------------------------
   Total                                    Yen 2,211         Yen 484                              Yen --          Yen --
----------------------------------------------------------------------------------------------------------------------------
Liability                                 September 30,     March 31,                          September 30,     March 31,
   Derivatives                                2010            2010                                 2010            2010
----------------------------------------------------------------------------------------------------------------------------
Interest rate swap
   agreements                                  Yen 60   Yen        46                             Yen 147         Yen 117
Foreign currency     Accrued expenses                                   Deferred income
   contracts         and other                  3,241           4,076   taxes and other               566             347
Foreign currency
   options                                        904             426                                  --              --
----------------------------------------------------------------------------------------------------------------------------
Total                                       Yen 4,205       Yen 4,548                             Yen 713         Yen 464
----------------------------------------------------------------------------------------------------------------------------

Total fair value amounts of derivatives

                                                 Millions of Yen
----------------------------------------------------------------
                                            Fair value
----------------------------------------------------------------
                                   September 30,     March 31,
                                        2010           2010
----------------------------------------------------------------
Total Asset Derivatives              Yen 2,224         Yen 536
Total Liability Derivatives          Yen 8,514       Yen 7,586
----------------------------------------------------------------

The location and amount of gains and losses related to derivatives reported in the consolidated statement of income for the Six months ended September 30, 2009 are shown in the following tables:

Derivatives designated as hedging instruments

                                                                                            Millions of Yen
-----------------------------------------------------------------------------------------------------------
                                  Gain or (Loss)      Gain or (Loss) Reclassified
                                 Recognized in OCI       from Accumulated OCI       Gain or (Loss) Recognized
                                   on Derivative              Into Income            in Income on Derivative
                                (Effective Portion)       (Effective Portion)         (Ineffective Portion)
-------------------------------------------------------------------------------------------------------------
                                      Amount              Location       Amount       Location      Amount
-------------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements         (450)           Interest expense    (37)             --           --
-------------------------------------------------------------------------------------------------------------

                                                                          Millions of Yen
-----------------------------------------------------------------------------------------
                                Gain or (Loss) Recognized   Gain or (Loss) on Hedged Item
                                 in Income on Derivative        Recognized in Income
-----------------------------------------------------------------------------------------
                                    Location      Amount        Location        Amount
-----------------------------------------------------------------------------------------
Fair value hedge
Interest rate swap              Interest and                Interest
   agreements                   dividend income    111      expense             (184)
-----------------------------------------------------------------------------------------

Derivatives not designated as hedging instruments

                                Gain or (Loss) Recognized in Income on
                                              Derivative
----------------------------------------------------------------------
                                Location               Millions of Yen
----------------------------------------------------------------------
                                                      September 30,
                                                          2009
----------------------------------------------------------------------
Interest rate swap agreements   Other, net               Yen (156)
                                Foreign currency
                                exchange (gain)
Foreign currency contracts      loss, net                   1,737
                                Foreign currency
                                exchange (gain)
Foreign currency options        loss, net                   1,665
----------------------------------------------------------------------
Total                                                   Yen 3,246
----------------------------------------------------------------------

The location and amount of gains and losses related to derivatives reported in the consolidated statement of for the three months ended September 30, 2009 are shown in the following tables:

Derivatives designated as hedging instruments

                                                                                              Millions of Yen
-------------------------------------------------------------------------------------------------------------
                                 Gain or (Loss)       Gain or (Loss) Reclassified
                                Recognized in OCI        from Accumulated OCI       Gain or (Loss) Recognized
                                  on Derivative               Into Income            in Income on Derivative
                                (Effective Portion)       (Effective Portion)         (Ineffective Portion)
-------------------------------------------------------------------------------------------------------------
                                      Amount              Location        Amount      Location      Amount
-------------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements          (84)           Interest expense      (22)           --          --
-------------------------------------------------------------------------------------------------------------

                                                                          Millions of Yen
-----------------------------------------------------------------------------------------
                                Gain or (Loss) Recognized   Gain or (Loss) on Hedged Item
                                 in Income on Derivative        Recognized in Income
-----------------------------------------------------------------------------------------
                                   Location       Amount        Location        Amount
-----------------------------------------------------------------------------------------
Fair value hedge
                                Interest and
Interest rate swap agreements   dividend income     59      Interest expense      (92)
-----------------------------------------------------------------------------------------

Derivatives not designated as hedging instruments

                                  Gain or (Loss) Recognized in Income on
                                                Derivative
---------------------------------------------------------------------------
                                       Location             Millions of Yen
---------------------------------------------------------------------------
                                                             September 30,
                                                                 2009
---------------------------------------------------------------------------
Interest rate swap agreements   Other, net                       Yen   (179)
                                Foreign currency
Foreign currency contracts      exchange (gain) loss, net             1,507
Foreign currency options        Foreign currency exchange
                                (gain) loss, net                        621
---------------------------------------------------------------------------
Total                                                            Yen  1,949
---------------------------------------------------------------------------

The location and amount of gains and losses related to derivatives reported in the consolidated statement of income for the Six months ended September 30, 2010 are shown in the following tables:

Derivatives designated as hedging instruments

                                                                                              Millions of Yen
-------------------------------------------------------------------------------------------------------------
                                  Gain or (Loss)      Gain or (Loss) Reclassified
                                 Recognized in OCI       from Accumulated OCI       Gain or (Loss) Recognized
                                   on Derivative              Into Income            in Income on Derivative
                                (Effective Portion)       (Effective Portion)         (Ineffective Portion)
-------------------------------------------------------------------------------------------------------------
                                      Amount             Location         Amount      Location      Amount
-------------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements           (594)         Interest expense      (133)         --           --
-------------------------------------------------------------------------------------------------------------

                                                                          Millions of Yen
-----------------------------------------------------------------------------------------
                                Gain or (Loss) Recognized   Gain or (Loss) on Hedged Item
                                 in Income on Derivative        Recognized in Income
-----------------------------------------------------------------------------------------
                                   Location       Amount        Location        Amount
-----------------------------------------------------------------------------------------
Fair value hedge
                                Interest and
Interest rate swap agreements   dividend income     55      Interest expense     (72)
-----------------------------------------------------------------------------------------

Derivatives not designated as hedging instruments

                                  Gain or (Loss) Recognized in Income on
                                                Derivative
---------------------------------------------------------------------------
                                       Location             Millions of Yen
---------------------------------------------------------------------------
                                                              September 30,
                                                                  2010
---------------------------------------------------------------------------
Interest rate swap agreements   Other, net                       Yen    (93)
                                Foreign currency
Foreign currency contracts      exchange (gain) loss, net             2,266
                                Foreign currency exchange
Foreign currency options        (gain) loss, net                       (314)
---------------------------------------------------------------------------
Total                                                            Yen  1,859
---------------------------------------------------------------------------

The location and amount of gains and losses related to derivatives reported in the consolidated statement of income for the three months ended September 30, 2010 are shown in the following tables:

Derivatives designated as hedging instruments

                                                                                              Millions of Yen
-------------------------------------------------------------------------------------------------------------
                                   Gain or (Loss)     Gain or (Loss) Reclassified
                                 Recognized in OCI       from Accumulated OCI       Gain or (Loss) Recognized
                                   on Derivative              Into Income            in Income on Derivative
                                (Effective Portion)       (Effective Portion)         (Ineffective Portion)
-------------------------------------------------------------------------------------------------------------
                                     Amount               Location        Amount      Location      Amount
-------------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements          (51)           Interest expense      (98)          --           --
-------------------------------------------------------------------------------------------------------------

                                                                          Millions of Yen
-----------------------------------------------------------------------------------------
                                Gain or (Loss) Recognized   Gain or (Loss) on Hedged Item
                                 in Income on Derivative        Recognized in Income
-----------------------------------------------------------------------------------------
                                   Location       Amount        Location        Amount
-----------------------------------------------------------------------------------------
Fair value hedge
                                Interest and
Interest rate swap agreements   dividend income      25     Interest expense      (33)
-----------------------------------------------------------------------------------------

Derivatives not designated as hedging instruments

                                  Gain or (Loss) Recognized in Income
                                             on Derivative
---------------------------------------------------------------------------
                                       Location             Millions of Yen
---------------------------------------------------------------------------
                                                              September 30,
                                                                  2010
---------------------------------------------------------------------------
Interest rate swap agreements   Other, net                     Yen   (185)
                                Foreign currency exchange
Foreign currency contracts      (gain) loss, net                   (2,169)
                                Foreign currency exchange
Foreign currency options        (gain) loss, net                   (1,044)
---------------------------------------------------------------------------
Total                                                          Yen (3,398)
---------------------------------------------------------------------------

9.   COMMITMENTS AND CONTINGENT LIABILITIES

Ricoh was contingently liable for certain guarantees including employees housing loans of Yen 77 million as of September 30, 2010.

As of September 30, 2010 the Company and certain of its subsidiaries were parties to litigation involving routine matters, such as patent rights. In the opinion of management, the ultimate liability, if any, resulting from such litigation will not materially affect the consolidated financial position or the results of operations of Ricoh.

10.  DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

(A) CASH AND CASH EQUIVALENTS, TIME DEPOSITS, TRADE RECEIVABLES, SHORT-TERM BORROWINGS, CURRENT MATURITIES OF LONG-TERM INDEBTEDNESS, TRADE PAYABLES AND ACCRUED EXPENSES

The carrying amounts approximate fair values because of the short maturities of these instruments.

(B)  INVESTMENT SECURITIES

The fair value of the investment securities is principally based on quoted market price. Ricoh have not estimated the fair value of non-marketable equity securities, as it is not practicable. Because there were no quoted market prices for non-marketable equity securities and each security had different nature and characteristics, reasonable estimates of fair values could not be made without incurring excessive costs. The acquisition cost of non-marketable equity securities was Yen 2,392 million and Yen 2,425 million as of September 30, 2010 and March 31, 2010, respectively.

(C)  INSTALLMENT LOANS

The fair value of installment loans is based on the present value of future cash flows using the current interest rate for similar instruments of comparable maturity.

(D)  LONG-TERM INDEBTEDNESS

The fair value of each of the long-term indebtedness instruments is based on the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar instruments of comparable maturity. Ricoh newly recognized Yen 13,245 million as Long-term indebtedness conform with adoption of New Accounting Standards, refer to Note 12-variable interest entity.

(E) INTEREST RATE SWAP AGREEMENTS , FOREIGN CURRENCY CONTRACTS AND FOREIGN CURRENCY OPTIONS


The fair value of interest rate swap agreements, foreign currency contracts and foreign currency options is estimated by obtaining quotes from brokers or suitable valuation method based on available data.

(F)  FOREIGN CURRENCY CONTRACTS AND FOREIGN CURRENCY OPTIONS

The fair value of foreign currency contracts and foreign currency options is estimated by obtaining quotes from brokers.

The estimated fair value of the financial instruments as of September 30, 2010 and March 31, 2010 are summarized as follows:

                                                                                   Millions of Yen
--------------------------------------------------------------------------------------------------
                                             September 30, 2010                March 31, 2010
--------------------------------------------------------------------------------------------------
                                          Carrying      Estimated         Carrying      Estimated
                                           amount       fair value         amount       fair value
--------------------------------------------------------------------------------------------------
Investment securities                      45,282          45,282          49,049          49,049
Installment loans                          69,285          69,285          67,505          68,739
Long-term indebtedness                   (597,848)       (582,619)       (514,718)       (501,311)
Interest rate swap agreements, net         (3,790)         (3,790)         (2,685)         (2,685)
Foreign currency contracts, net            (1,888)         (1,888)         (4,067)         (4,067)
Foreign currency options, net                (612)           (612)           (298)           (298)
--------------------------------------------------------------------------------------------------

Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

11.  FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels fair value hierarchy that prioritizes the inputs used to measure fair value is established. The three levels of inputs used to measure fair value are as follows:

Level 1  -   Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2  -   Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3  -   Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The following tables present the fair-value hierarchy levels of Ricoh's assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2010 and March 31, 2010.

                                                                                  Millions of Yen
-------------------------------------------------------------------------------------------------
                                                           September 30, 2010
-------------------------------------------------------------------------------------------------
                                            Level 1        Level 2        Level 3           Total
-------------------------------------------------------------------------------------------------
Assets:
   Available-for-sale securities:
      Domestic equity securities             34,159             --             --          34,159
      Foreign equity securities               6,981             --             --           6,981
      Foreign corporate bonds                 1,750             --             --           1,750
   Derivative instruments
      Interest rate swap agreements              --             13             --              13
      Foreign currency contracts                 --          1,919             --           1,919
      Foreign currency options                   --            292             --             292
-------------------------------------------------------------------------------------------------
    Total assets                             42,890          2,224             --          45,114
-------------------------------------------------------------------------------------------------
Liabilities:
   Derivatives instruments
      Interest rate swap agreements              --          3,803             --           3,803
      Foreign currency contracts                 --          3,807             --           3,807
      Foreign currency options                   --            904             --             904
-------------------------------------------------------------------------------------------------
    Total liabilities                            --          8,514             --           8,514
-------------------------------------------------------------------------------------------------


                                                                                  Millions of Yen
-------------------------------------------------------------------------------------------------
                                                             March 31, 2010
-------------------------------------------------------------------------------------------------
                                            Level 1        Level 2        Level 3           Total
-------------------------------------------------------------------------------------------------
Assets:
   Available-for-sale securities:
      Domestic equity securities             36,946             --             --          36,946
      Foreign equity securities               7,813             --             --           7,813
      Foreign corporate bonds                 1,865             --             --           1,865
   Derivative instruments

      Interest rate swap agreements              --             52             --              52
      Foreign currency contracts                 --            356             --             356
      Foreign currency options                   --            128             --             128
   Other investments                             --              -          5,816           5,816
-------------------------------------------------------------------------------------------------
    Total assets                             46,624            536          5,816          52,976
-------------------------------------------------------------------------------------------------
Liabilities:
   Derivatives instruments
      Interest rate swap agreements              --          2,737             --           2,737
      Foreign currency contracts                 --          4,423             --           4,423
      Foreign currency options                   --            426             --             426
-------------------------------------------------------------------------------------------------
    Total liabilities                            --          7,586             --           7,586
-------------------------------------------------------------------------------------------------

Available-for-sale securities

Available-for-sale securities classified Level 1 in the fair value hierarchy contains marketable securities and bonds. Marketable securities and bonds are valued using a market approach based on the quoted market prices of identical instruments in active markets.

Derivative instruments

Ricoh uses foreign exchange contracts, foreign currency options and interest rate swap agreements to manage exposure to the variability of cash flow. These derivative instruments are classified as Level 2 in the fair value hierarchy, since they are valued using observable market data such as LIBOR-based yield curves.

Other investments

Other investments classified as Level 3 in the fair value hierarchy represent the retained interests in securitizations of finance lease receivables in which Ricoh valued using cash flows discounted by an estimated interest rate reflecting underlying risks till March 31, 2010. Ricoh adopted the FASB New Accounting Standards as of beginning of fiscal year ending March 31, 2011, Ricoh consolidated this retained interests by this adoption, and Ricoh offset and eliminated it. The detail of this New Accounting Standards is summarized as follow Note 12-variable interest entity.

The following table presents the Other investments classified as Level 3 in the fair value hierarchy as of September 30, 2009.

                                                            Millions of Yen
---------------------------------------------------------------------------
                                                           Six months ended
                                                         September 30, 2009
---------------------------------------------------------------------------
                                                          Other investments
---------------------------------------------------------------------------
Balance at beginning of period                                 4,293
   Total gains or losses (realized and unrealized)
      Included in net income                                      --
      Included in other comprehensive income (loss)               --
   Sales, collections and repurchases, net                        (2)
---------------------------------------------------------------------------
Balance at end of period                                       4,291
---------------------------------------------------------------------------

                                                            Millions of Yen
---------------------------------------------------------------------------
                                                         Three months ended
                                                         September 30, 2009
---------------------------------------------------------------------------
                                                          Other investments
---------------------------------------------------------------------------
Balance at beginning of period                                 4,289
   Total gains or losses (realized and unrealized)
      Included in net income                                      --
      Included in other comprehensive income (loss)               --
   Sales, collections and repurchases, net                         2
---------------------------------------------------------------------------
Balance at end of period                                       4,291
---------------------------------------------------------------------------

12.   VARIABLE INTEREST ENTITY

Ricoh sold certain finance lease receivables in prior years through revolving securitization transactions, which were structured as special purpose entities ("SPE"). The value assigned to undivided interests retained in these transactions was based on the fair value of retained interests as of a transfer of these receivables. Ricoh's retained interests were considered as variable interest, because Ricoh's retained interests were subordinate to the investors' interests and had the liability with received the potential losses. And, Ricoh was considered as primary beneficiary, because Ricoh was special servicer for the program. As a result, Ricoh consolidated the interests as VIE and recorded the assets and liabilities at their carrying amount as of beginning of fiscal year ending March 31, 2011. Adoption of the new accounting standards did not have a material effect on Ricoh's results of operation. The main impact of adopting the new accounting standards on Ricoh's consolidated financial position is as follows:

                                                            Millions of Yen
---------------------------------------------------------------------------
                                                       Second quarter ended
                                                         September 30, 2010
---------------------------------------------------------------------------

   Current maturities of long-term finance
      receivables, net                                         8,367
   Long-term finance receivables, net                         15,884
   Current maturities of long-term indebtedness                6,977
   Long-term indebtedness                                     13,245
 --------------------------------------------------------------------------

Also, Ricoh decreased at their carrying amount as cumulative effect adjustment Yen 410 million to the opening balance of Retained earnings, and Yen 392 million to the opening balance of Noncontrolling interests as of April 1, 2010.

13.  SEGMENT INFORMATION

Ricoh's operating segments are comprised of Imaging & Solutions, including copiers and related supplies, communications and information systems, Industrial Products, including thermal media and semiconductors, and Other, including digital cameras.

Segment Profit (loss) is determined by subtracting cost of sales and selling, general and administrative expenses from sales, and is used by Ricoh's management in deciding how to allocate resources and in assessing performance. Segment Profit (loss) excludes certain corporate expenses, such as costs related to human resources, legal relations, investor relations, public relations, corporate planning and environmental activities.

The following tables present certain information regarding Ricoh's operating segments and by geographic areas for the six and three months ended September 30, 2009 and 2010, respectively.

(A)   OPERATING SEGMENT INFORMATION

                                                                                             Millions of Yen
------------------------------------------------------------------------------------------------------------
                                                                      Six months ended      Six months ended
                                                                    September 30, 2009    September 30, 2010
------------------------------------------------------------------------------------------------------------
Segment Sales:
   Imaging & Solutions                                                     875,129               850,983
   Industrial Products                                                      53,242                58,334
   Other                                                                    62,461                64,130
   Intersegment transaction                                                 (2,041)               (2,591)
------------------------------------------------------------------------------------------------------------
   Total Segment Sales                                                     988,791               970,856
------------------------------------------------------------------------------------------------------------
Segment Profit (loss):
   Imaging & Solutions                                                      51,553                73,001
   Industrial Products                                                        (767)                1,046
   Other                                                                    (1,097)                 (464)
------------------------------------------------------------------------------------------------------------
   Total Segment Profit (loss)                                              49,689                73,583
------------------------------------------------------------------------------------------------------------
Reconciling Items:
   Corporate expenses and Elimination                                      (35,694)              (35,571)
   Interest and dividend income                                              1,742                 1,375
   Interest expense                                                         (4,071)               (3,911)
   Foreign currency exchange loss, net                                      (4,863)               (7,430)
   Other, net                                                                  (37)                   19
------------------------------------------------------------------------------------------------------------
Income before Income Taxes and Equity in Earnings of Affiliates              6,766                28,065
------------------------------------------------------------------------------------------------------------

                                                                                             Millions of Yen
------------------------------------------------------------------------------------------------------------
                                                                    Three months ended    Three months ended
                                                                    September 30, 2009    September 30, 2010
------------------------------------------------------------------------------------------------------------
Segment Sales:
   Imaging & Solutions                                                     438,309               426,294
   Industrial Products                                                      27,594                29,244
   Other                                                                    32,646                33,770
   Intersegment transaction                                                 (1,147)               (1,406)
------------------------------------------------------------------------------------------------------------
   Total Segment Sales                                                     497,402               487,902
------------------------------------------------------------------------------------------------------------
Segment Profit (loss):
   Imaging & Solutions                                                      27,694                35,083
   Industrial Products                                                        (413)                  562
   Other                                                                      (819)                 (336)
------------------------------------------------------------------------------------------------------------
   Total Segment Profit (loss)                                              26,462                35,309
------------------------------------------------------------------------------------------------------------
Reconciling Items:
   Corporate expenses and Elimination                                      (18,543)              (19,144)
   Interest and dividend income                                              1,159                   778
   Interest expense                                                         (1,968)               (2,057)
   Foreign currency exchange loss, net                                      (3,919)               (2,154)
   Other, net                                                                  160                  (159)
------------------------------------------------------------------------------------------------------------
Income before Income Taxes and Equity in Earnings of
   Affiliates                                                                3,351                12,573
------------------------------------------------------------------------------------------------------------

Intersegment sales represent sales of Industrial Products segment to Imaging & Solutions segment.


(B)  GEOGRAPHIC INFORMATION

Sales which are attributed to countries based on location of customers are as follows:

                                                                                             Millions of Yen
------------------------------------------------------------------------------------------------------------
                                                                      Six months ended     Six months ended
                                                                    September 30, 2009    September 30, 2010
------------------------------------------------------------------------------------------------------------
Sales-
   Japan                                                                   421,689               439,065
   The Americas                                                            281,158               264,857
   Europe                                                                  226,146               201,051
   Other                                                                    59,798                65,883
------------------------------------------------------------------------------------------------------------
   Consolidated                                                            988,791               970,856
------------------------------------------------------------------------------------------------------------

                                                                                             Millions of Yen
------------------------------------------------------------------------------------------------------------
                                                                    Three months ended    Three months ended
                                                                    September 30, 2009    September 30, 2010
------------------------------------------------------------------------------------------------------------
Sales-
   Japan                                                                   214,950               226,149
   The Americas                                                            138,388               131,447
   Europe                                                                  112,396                97,934
   Other                                                                    31,668                32,372
------------------------------------------------------------------------------------------------------------
   Consolidated                                                            497,402               487,902
------------------------------------------------------------------------------------------------------------

14.  SUPPLEMENTARY INFORMATION TO THE STATEMENT OF INCOME

The following amounts were charged to selling, general and administrative expenses for the Six months and three months ended September 30, 2009 and 2010:

                                                                                             Millions of Yen
------------------------------------------------------------------------------------------------------------
                                                                      Six months ended      Six months ended
                                                                    September 30, 2009    September 30, 2010
------------------------------------------------------------------------------------------------------------
Research and development costs                                              55,990                53,997
Advertising costs                                                            4,551                 5,191
Shipping and handling costs                                                  8,553                 8,909
------------------------------------------------------------------------------------------------------------

                                                                                             Millions of Yen
------------------------------------------------------------------------------------------------------------
                                                                    Three months ended    Three months ended
                                                                    September 30, 2009    September 30, 2010
------------------------------------------------------------------------------------------------------------
Research and development costs                                              28,711                28,327
Advertising costs                                                            2,570                 2,994
Shipping and handling costs                                                  4,287                 4,706
------------------------------------------------------------------------------------------------------------

15.  SUBSEQUENT EVENTS

Ricoh Company, Ltd. received advance notice that the holders of the Zero Coupon Convertible Bonds due 2011(the "Bonds", total amount of issue: JPY 55,000,000,000) have exercised the Put Options, which the company issued on December 7, 2006. In response, the company is scheduled to redeem a part of the Bonds before maturity on December 7, 2010 as follows:

1.  The bonds name: The Zero Coupon Convertible Bonds due 2011
2.  Scheduled date of early redemption: December 7, 2010
3. Reason: On November 9, 2010, Ricoh Company, Ltd. received advance notice that the holders of the Bonds have exercised the Put Options.
4.  Total amount of early redemption: JPY 52,780,000,000